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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. )*


                             SEAGATE SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                    Common Stock, $.001 par value per share
              Series A Preferred Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                 Not Applicable
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)

                               Page 1 of 6 Pages

CUSIP No. Not Applicable                 13G                 Page 2  of 6  Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Seagate Technology, Inc.
   94-2612933

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER
           Common Stock:               62,500 shares/1/
           Series A Preferred Stock: 47,433,333 shares

        6  SHARED VOTING POWER
           Common Stock:                     0 shares
           Series A Preferred Stock: 7,200,000 shares

        7  SOLE DISPOSITIVE POWER
           Common Stock:                 62,500 shares
           Series A Preferred Stock: 47,433,333 shares

        8  SHARED DISPOSITIVE POWER
           Common Stock:                     0 shares
           Series A Preferred Stock: 7,200,000 shares

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   Common Stock:                 62,500 shares
   Series A Preferred Stock: 54,633,333 shares

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
   EXCLUDES CERTAIN SHARES*

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9/2/
   Common Stock:                     98.53%/3/
   Series A Preferred Stock:        100.00%

12 TYPE OF REPORTING PERSON*
   CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

_________________________

/1/Seagate Software, Inc. (the "Issuer") Series A Preferred Stock is immediately convertible at the option of the holder into shares of the Issuer's Common Stock.

/2/All share numbers and percentages reported herein are based on data as of December 31, 1997. As of that date, 876,184 shares of Common Stock were outstanding. Series A Preferred Stock outstanding was 54,633,333 shares and includes a right to acquire 7,200,000 shares of Series A Preferred Stock at the option of Seagate Technology International Holdings, a wholly-owned subsidiary of Seagate Technology, Inc.

/3/The percent of class for Common Stock includes 54,633,333 shares of Series A Preferred Stock that was immediately convertible to the Issuer's Common Stock as of December 31, 1997.

CUSIP No. Not Applicable                13G                  Page 3  of 6  Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Seagate Technology International Holdings/4/

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER
           Common Stock:              0 shares
           Series A Preferred Stock:  0 shares

        6  SHARED VOTING POWER
           Common Stock:              0 shares
           Series A Preferred Stock:  7,200,000 shares/5/

        7  SOLE DISPOSITIVE POWER
           Common Stock:              0 shares
           Series A Preferred Stock:  0 shares

        8  SHARED DISPOSITIVE POWER
           Common Stock:              0 shares
           Series A Preferred Stock:  7,200,000 shares

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   Common Stock:              0 shares
   Series A Preferred Stock:  7,200,000 shares

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   Common Stock:                    0%
   Series A Preferred Stock:    13.18%

12 TYPE OF REPORTING PERSON*

   CO
                     *SEE INSTRUCTION BEFORE FILLING OUT!


_______________________

/4/Seagate Technology International Holdings is a wholly-owned subsidiary of Seagate Technology, Inc.

/5/Represents 1 share of Special Voting Preferred Stock with rights to vote 7,200,000 shares of Series A Preferred Stock of Issuer.

CUSIP No. Not Applicable                                       Page 4 of 6 Pages
          --------------

ITEM 1.

     (a) NAME OF ISSUER:  Seagate Software, Inc.

     (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
         915 Disc Drive, Scotts Valley, CA 95066

ITEM 2.

     (a) NAME OF PERSON FILING:  Seagate Technology, Inc.

     (b) ADDRESS OF PRINCIPAL OFFICE: 920 Disc Drive, Scotts Valley, CA 95066

     (c) CITIZENSHIP:  Delaware

     (d) TITLE OF CLASS OF SECURITIES:  Common Stock, $.001 par value
                                        Series A Preferred Stock, $.001 par
                                        value

     (e) CUSIP NUMBER:  NOT APPLICABLE

ITEM 3.  NOT APPLICABLE

ITEM 4.

     (a) AMOUNT BENEFICIALLY OWNED:  Common Stock:                 62,500
                                     Series A Preferred Stock: 54,633,333

     (b) PERCENT OF CLASS:  Common Stock:              98.53%/6/
                            Series A Preferred Stock: 100.00%/7/

(c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i) Sole power to vote or to direct the vote: Common Stock 62,500; Series A Preferred Stock 47,433,333
               (ii)  Shared power to vote or to direct the vote: 7,200,000
               (iii) Sole power to dispose or direct the disposition of:
                     Common Stock 62,500; Series A Stock 47,433,333
               (iv)  Shared power to dispose or direct the disposition of:
                     7,200,000

________________________

/6/See Note 3 on Page 2 of this Schedule.

/7/See Note 2 on Page 2 of this Schedule.

CUSIP No. Not Applicable                                       Page 5 of 6 Pages
          --------------


ITEM 5.   NOT APPLICABLE

ITEM 6.   NOT APPLICABLE

ITEM 7.   NOT APPLICABLE

ITEM 8.   NOT APPLICABLE

ITEM 9.   NOT APPLICABLE

CUSIP No. Not Applicable                                       Page 6 of 6 Pages
          --------------

ITEM 10. BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR EFFECT.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    February 10, 1998
                                    ------------------------------------------
                                                      Date


                                    /s/ Thomas F. Mulvaney
                                    ------------------------------------------
                                                    Signature


                                     Thomas F. Mulvaney, Senior Vice President
                                    ------------------------------------------
                                                    Name/Title